Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Franny's Distribution Incorporated
22 Frannys Farm Rd
Leicester, NC 28748
www.frannysfarmacy.com

Up to $428,000.00 in Non-Voting Shares at $8.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Franny's Distribution Incorporated
Address: 22 Frannys Farm Rd, Leicester, NC 28748
State of Incorporation: NC
Date Incorporated: October 29, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 1,250 shares of Non-Voting Shares
Offering Maximum: $428,000.00 | 53,500 shares of Non-Voting Shares
Type of Security Offered: Non-Voting Shares
Purchase Price of Security Offered: $8.00
Minimum Investment Amount (per investor): $296.00

Early Bird

First 7 days - Early Bird Bonus 5% bonus shares

$300+ Trucker Cap

$500+ Trucker Cap & T-Shirt

$1,000+ - All the above + 250mg Natural Tincture

$2,500+ - All the aparrel + 500mg Natural Tincture

$5,000+ - All the aparrel + 1000mg Natural Tincture

$20,000+ Frannys Farm Invite + 5% Bonus Shares - investor gets all the above and a stay at Franny's Farm Barnhouse and dinner with Franny & Jeff

$40,000+ Superfan Tour - All the above plus a custom tour of Dispensaries, Manufacturing, Distribution and tour of hemp field. I want to meet these people in person! Who knows if they will follow though or not but it sure is a cool, intriguing concept.

The Company and its Business

Company Overview

Franny's Distribution Inc is a wholesale and distribution business. The Distribution Company also sells online retail through the www.frannysfarmacy.com website. We're currently shipping retail to all 50 states. We have our products locally manufactured. We do our own labeling and filling for some of our products. We ship the wholesale and online orders with 2 days of order place.

Sales, Supply Chain, & Customer Base

Our company is vertically integrated so we have a reliable supply chain. In 2018 we grew the hemp that was used in our products. Our hemp was then processed locally and is manufactured locally. We have good relationships with our processor and manufacturers. Our suppliers include: the Processor and 2 topical and body care product manufacturers. In 2019 we have the same process of plant-to-product as we did in 2018. Our customers love the fact that we grow, process and retail locally.

Related Party Resolution

Franny's Farm % Ownership

Jeff Tacy 49

Frances Tacy 51

Franny's Farm Sells CBD flower to Franny's Distribution based on market pricing. Market pricing ranges from $400 - $1000/lb.

Franny's Manufacturing

Jeff & Frances 100

Franny's Manufacturing sells finished products to Franny's Distribution at a 20% mark-up from production cost. Our manufacturing is a new business so we would like to have some flexibilty in this pricing to ensure the sustainability of the Manufacturing.

Franny's Distribution

Total Shares authorized 1,600,000

Voting 1,000,000

Non-Voting 600,000

Shares Assigned

Jeff & frances Tacy 1,000,000

Start Engine 53,480

Unassigned 446,520

Franny's Distribution purchases roughly 15 Franny's Farmacy Branded products from Franny's Manufacturing at a mark-up of 20%. Franny's Distribution then sells to Franny's Investments and Hendersonville Farmacy at a 30 - 60% mark-up.

Franny's Distribution sells the flower purchased from Franny's Farm to Franny's Investments and Hendersonville Farmacy for a markup of 30-60%.

Franny's Investments % Ownership

Jeff & Frances Tacy 80

Densie & Dean Haskin 20

Hendersonville Farmacy

Jeff & Frances 100

Franny's Investments and Hendersonville Farmacy (Retail Dispensaries) both purchase products from Franny's Distribution. The Dispensaries then have a 100% mark-up from wholesale to retail. So if the dispensary pays $10 for the item the item will retail for $20.

Franny's Distribution also purchases wholesale items from outside vendors that is then sold to the dispensaries at a 30-60% mark-up from wholesale cost. The dispensaries have the same 100% mark-up as with the Farnny's Farmacy branded products.

This entire structure is what we call Vertical Integration. The supply side of doing business in a new and emerging industry is often a huge challenge. We figured this out early which is why we control the entire supply chain. This minimizes our risk and prevents product shortages and product inconsistency.

Competitors and Industry

There is some competition locally and nationally.

Locally there are a couple companies that we compete with. Blue Ridge Hemp has been in business for approximately 4 years and he has a strong online business. Carolina Hemp Company (CHC) has also been in business for approximately 4 years. CHC sells wholesale and retail. They have a lot wholesale accounts and a few more in the market than our company does.

Nationally there is a ton of competition. We're seeing new products hit the market every day. We're counting on the uniqueness of our Brand's history and the quality of our products to set us apart from the competition. We have a team of employees managing our online marketing, search engine optimization and advertising. Charlotte's Web is one the larger national brands that we're competing with.

Current Stage and Roadmap

We currently supply 4 dispensaries and 90-100 wholesale accounts. We own the dispensaries that we're selling to. The other wholesale accounts are with merchandise retailers. In 2019 we plan to open more dispensaries and acquire as many wholesale accounts as we can. We're also in the process of completeing a franchise offering.

The Team

Officers and Directors

Name: Frances Tracy

Frances Tracy's current primary role is with Franny's Farm Inc. Frances Tracy currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CoFounder, VP and Director
  Dates of Service: October 29, 2018 - Present
  Responsibilities: Helps run the company

Other business experience in the past three years:

- **Employer:** Franny's Farm Inc
  Title: CoFounder, Director, COO
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Franny's time is spent overseeing the martketing, advertisement and product development for all 4 companies. She's also the ambassador for Franny's Brand and does a good deal of public speaking and education. Franny spends full-time plus performing her duties for the company.

Other business experience in the past three years:

- **Employer:** Franny's Investments Inc
  Title: CoFounder, Director, COO
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Franny's time gatheringt overseeing the martketing, advertisement and product development for all 4 companies. She's also the ambassador for Franny's Brand and does a good deal of public speaking and education. Franny spends full-time plus performing her duties for the company.

Other business experience in the past three years:

- **Employer:** Hendersonville Farmacy Inc
  Title: CoFounder, Director, COO
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Franny's time is spent overseeing the marketing, advertisement and product development for all 4 companies. She's also the ambassador for Franny's Brand and does a good deal of public speaking and education. Franny spends full-time plus performing her duties for the company.

Other business experience in the past three years:

- **Employer:** Franny's Manufacturing In
  Title: Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Over seeing product development and packaging.

Other business experience in the past three years:

- **Employer:** Franny's Franchising Inc
  Title: Director
  Dates of Service: May 28, 2019 - Present
  Responsibilities: Marketing

Name: Jeff Tacy

Jeff Tacy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CoFounder, President and Director
  Dates of Service: October 29, 2018 - Present
  Responsibilities: Jeff is responsible for executive manage for everything Franny. He keeps the books, manages cash flow, evaluates company and employee performance. He also works on planning the growth strategy while evaluating the industry as a whole. Jeff spends full-time plus performing his duties for the company.

Other business experience in the past three years:

- **Employer:** Franny's Farm Inc
  Title: CoFounder, Director, CEO & CFO
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Jeff is responsible for executive manage for everything Franny. He keeps the books, manages cash flow, evaluates company and employee performance. He also works on planning the growth strategy while evaluating the industry as a whole. Jeff spends full-time plus performing his duties for the company.

Other business experience in the past three years:

- **Employer:** Franny's Investments Inc
  Title: CoFounder, Director, CEO & CFO
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Jeff is responsible for executive manage for everything Franny. He keeps the books, manages cash flow, evaluates company and employee performance. He also works on planning the growth strategy while evaluating the industry as a whole. Jeff spends full-time plus performing his duties for the company.

Other business experience in the past three years:

- **Employer:** Hendersonville Farmacy Inc
  Title: CoFounder, Director, CEO & CFO
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Jeff is responsible for executive manage for everything Franny. He keeps the books, manages cash flow, evaluates company and employee performance. He also works on planning the growth strategy while evaluating the industry as a whole. Jeff spends full-time plus performing his duties for the company.

Other business experience in the past three years:

- **Employer:** Franny's Manufacturing Inc
  Title: CEO, CFO & COO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Overseeing all business.

Other business experience in the past three years:

- **Employer:** Franny's Franchising Inc.

Title: CEO, CFO & COO
Dates of Service: May 01, 2019 - Present
Responsibilities: Overseeing all operations.

Name: Nichole Allen

Nichole Allen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: October 28, 2018 - Present
  Responsibilities: Marketing Director - Nichole handles our marketing and advertising strategies. She works with the social media, print, TV and event planning. She's an important part of the Executive Management Team and wears many hats within the company.

Other business experience in the past three years:

- **Employer:** Franny's Investments Inc.
  Title: Secretary
  Dates of Service: July 15, 2018 - Present
  Responsibilities: Marketing Director

Other business experience in the past three years:

- **Employer:** The Regeneration Station
  Title: Co-Owner
  Dates of Service: September 01, 2013 - September 01, 2018
  Responsibilities: Marketing and Advertising

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the CBD industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Competition

There's new products hitting the market every day and some of them are funded by by larger companies with more resources. Our growth projections could be impacted by the competition.

Regulations

The CBD industry is currently unregulated by the Federal and state government. There's a lot talk about the Sate of NC wanted to regulate edibles and smokable flower. Any new regulations could impact our ability to sell these products. We have many other products that wouldn't be impacted.

Intellectual Property

We have an application filed with the USPTO to protect our Franny's Farmacy logo but the USPTO is not currently reviewing or approving CBD and cannabis service marks.

This could leave us vulnerable to copy cat products.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeff Tacy	500,000	Voting Shares	50.0
Frances Tracy	500,000	Voting Shares	50.0

The Company's Securities

The Company has authorized Voting Shares, and Non-Voting Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 53,500 of Non-Voting Shares.

Voting Shares

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

The holders of Voting Shares are entitled to one vote.

Material Rights

Dividend Rights

Holders of Voting Shares are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Voting Shares will be a business decision to be made by the Board from a time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Voting Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Voting Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Non-Voting Shares and any additional class of stock that we may designate in the future.

Non-Voting Shares

The amount of security authorized is 600,000 with a total of 53,465 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Shares.

Material Rights

Dividend Rights

Holders of Non-Voting Shares are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Non-Voting Shares will be a business decision to be made by the Board from a time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Shares and any additional class of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder of Non-Voting Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Non-Voting Shares
  Type of security sold: Equity
  Final amount sold: $106,038.00
  Number of Securities Sold: 53,465
  Use of proceeds: This raise was used to purchase inventory and to increase our marketing efforts. We are going to roll the money made from wholesale and online sales back into the company until we can have $250,000 worth of inventory on hand at all times. Marketing consists of launching an affiliate program which will allow others to promote our products and drive traffic to our website. We're also expanding our online and outside wholesale sales efforts through paid advertisement and a sales force. Search Engine Optimization will get a big boost with funds raised by the campaign.
  Date: April 18, 2019

Offering exemption relied upon: Regulation CF

- **Name:** Voting Shares
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Company Operations
  Date: October 29, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company recently commenced operations on October 29, 2018 and as of December 31, 2019, the company had $1,375 incorporating expenses. This business will purchase from our manufacturers and sell wholesale at a projected 30% profit. Our online business will make a projected profit of 70% on each item. We're seeing strong increases in our wholesale and online business. In 6 months, we went from zero customers online to receiving 100's of orders per month. Our wholesale business has gone from zero accounts to around 50 accounts in less than 3 months. We expect to see huge increases online and in the wholesale business.

The expenses for this company been relatively low. The current rent is $1,000/month. The utilities are around $400/month. We have 1 full-time hourly employee that staffs the distribution center. Other costs include shipping supplies and postage.

The space that houses the distribution center is currently at 25% of capacity. We have plenty of room for future growth. There's a fair amount of warehouse space available in the development where the distribution center is located.

The distribution and online business is currently financially stable. In the past 3 months of operation since the inception of the company we've seen a steady increase in sales. The company has been profitable every month since it opened.

Historical results and cash flows:

The company started operations this year and performed well for the first quarter of 2019. From January 1, 2019, through April 30, 2019, the company generated revenues in the amount of $240,571.52, a net income of $21,796.87, and a cash balance of $36,483.78. The company plans to continue to grow its sales and maintain a positive gross margin while maintaining its expenses within budget to generate even more profit this year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has been able to generate net income in the 4 months since commencing operations for a current working capital of $31,483.78 and cash on hand in the amount of $36,483.78 as of April 30, 2019. The company founders have also loaned the company $5,000 and the company received $8,000 from shareholders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised are not in any way critical for the company to continue to operate. The company has been profitable all year. The company generates revenue through wholesale accounts and online retail sales. The company also has the $106,938 from the 1st OPO.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not necessary to keep the company viable. The company would be fine without raising any more capital. The funds raised will help to expand the business faster than without the funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company could operate without the campaign funds at all. It is generating an average of $68k/month in revenue before raising any campaign funds. Should be able to operate for at least 1 year if the minimum was raised. The monthly overhead is currently $14,000.

The current monthly overhead includes rent - $1,050, utilities - $400, insurance - $350, payroll - $12,200.

After all expenses the company is making an 8.8% net profit.

How long will you be able to operate the company if you raise your maximum funding goal?

With a fully funded campaign the company could operate between 16-21 months. We would anticipate our overhead to increase as the business we do increases. We will need to add staff at a projected cost of $5-10,000/month.

That would increase our monthly overhead to $19-$24,000. The campaign is set to raise $428k. On the low end and considering the projected overhead increase the $428k raise would carry the company for 16 months. When considering the upper end of the overhead increasing the $428k raise would carry the company for 16 months.

This business has been in operation for almost 8 motnhs and already generates revenue. The operating expenses and operating times listed above do not consider current revenues.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes. We plan to consider additional equity crowdfunding offerings to raise more capital in the future.

Indebtedness

- **Creditor:** Jeff & Frances Tacy
  Amount Owed: $5,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025
  There are not any terms for this debt. No repayment plan has been put in place and no interest is being charged. This was operating capital put in by the owners.

- **Creditor:** Jeff & Frances Tacy
  Amount Owed: $8,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025
  There are not any terms for this debt. No repayment plan has been put in place and no interest is being charged. This was operating capital put in by the owners.

Related Party Transactions

- **Name of Entity:** Franny's Investments, Inc
  Names of 20% owners: Denise and Dean Haskin
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Franny's Investments, Inc is a retail dispensary owned 80% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy.
  Material Terms: From periods January 3, 2019 through May 23, 2019, the company sold finished products at 100% markup to Franny's Investments, Inc in the amount of $93,020.

- **Name of Entity:** Hendersonville Farmacy, Inc
  Names of 20% owners: There's no 20% owners. Frances and Jeff own 100%
  Relationship to Company: Hendersonville Farmacy, Inc is a retail dispensary owned 100% by Franny's Distribution, Inc
  Nature / amount of interest in the transaction: Hendersonville Farmacy, Inc is a retail dispensary owned 100% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy.
  Material Terms: From periods January 5, 2019 through May 23, 2019, the company sold finished products at 100% markup to Franny's Hendersonville Farmacy Inc, in the amount of $50,654.5.

- **Name of Entity:** Jeff and Frances Tacy
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Founders loan
  Material Terms: As of February 28, 2019, the company's founders loan the company $5,000. The loan bears no interest and no definite time has been set for repayment.

- **Name of Entity:** Franny's Manufacturing
  Names of 20% owners: Jeff Tacy and Franny Tacy.
  Relationship to Company: Franny Manufacturing, Inc is owned 100% by Franny distribution, Inc founders Jeff Tacy and Franny Tacy.
  Nature / amount of interest in the transaction: Franny Manufacturing, Inc is owned 100% by Franny distribution, Inc founders Jeff Tacy and Franny Tacy.
  Material Terms: From periods March 25, 2019 through May 15, 2019, the company purchased finished products from Franny's Manufacturing at a 20% mark up cost from production cost in the amount of $16,120.

- **Name of Entity:** Franny's Farm, Inc
  Names of 20% owners: Jeff Tacy 49% and Franny Tacy 51%
  Relationship to Company: Franny's Farm, Inc is owned by Franny distribution, Inc founders Jeff Tacy 49% and Franny Tacy 51%

Nature / amount of interest in the transaction: Franny's Farm, Inc is owned by Franny distribution, Inc founders Jeff Tacy 49% and Franny Tacy 51%
Material Terms: From periods May 13, 2019 through May 23, 2019, the company purchased CBD flower from Franny's Farm in the amount of $2,054.

- **Name of Entity:** Jeff & Frances Tacy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The money was a loan to serve as operating capital for the start-up company. The loan does not bear interest and does not have a repayment dateset .
  Material Terms: As of October, 30 2018, the company's founders loan the company $8,000. The loan bears no interest and no definite time has been set for repayment.

- **Name of Entity:** Jeff & Frances Tacy
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan from Shareholders in the amount of $8000 on October 30, 2018.
  Material Terms: The loan does not bear interest and no repayment deadline has been put in place.

Valuation

Pre-Money Valuation: $8,427,720.00

Valuation Details:

 Our last campaign only considered the company financials from 2018 and there was a loss. Since January 1, 2019 the Distribution Company has done just under 385k. 385k was the gross sales from Jan.1 2019 - June 15th 2019. Net profit $33,848.

We currently have 4 Franny's Farmacy's purchasing wholesale from Franny's Distribution. We also have 2 new Dispensaries opening in the next 2 months. We're also less than 4 weeks from launching a franchise offering. The Dispensaries represent the largest wholesale accounts for Distribution. Each new dispensary purchases an initial inventory of $50-60k. Between the 2 new dispensaries opening now and the projected 5 franchises sold before the end of the year it will add $350k - 420k. That would bring our annual gross sales to $735 - $805k. Each month every dispensary orders $20-30k worth of wholesale product. With 6 dispensaries purchasing monthly $20k it would add another $120k to the gross sales and with each dispensary purchasing monthly $30k it would add $180k to the gross sales. This brings our total annual gross sales projection to $855k - $985k. None of these calculations consider the online retail sales or current non-dispensary wholesale sales.

Given that our Distribution Facility is operating at 25% capacity there will be minimal costs associated with the projected growth. We plan to add 1-2 new staff members at a salarly of $40-50k each. Our cost of goods sold for the projected growth this year breaks down in the following manner: When purchasing products from our manufacturing facility the COGS is typically 75% of our wholesale cost. On the low end of our projections the company would gross $855k. The cost going into the gross sales include COGS ($641k) and the additional labor ($90k) would leave a net profit of $124k or 14.5%. On the higher end of our projections the company would gross $985k. The cost going into the gross sales include COGS ($739k) and the additional labor ($90k) would leave a net profit of $156k or 15.8%.

My growth projection was conservative and based on an equivalent amount of growth that the company experienced in the first half of the year. I believe based on the new Dispensaries and the Franchise offering it will be even higher than projected.

In consideration of the unique industry growth there has been super high vatuations for companies that have gone through acquisitions. With the growth and interest in our brand I believe we are right on track with other companies that have been acquired for historically high valuations. Our vertical integration with all of our companies working in unison give us a unique and strong position in the national market.

Below are links to 2 cannabis industry sales and acquisitions that have recently taken place.

https://www.ganjapreneur.com/tilray-acquires-hemp-company-for-317-million/

The deal was struck in both stock and cash. Manitoba Harvest claims to be the largest hemp food maker in the world; Tilray hopes to enter the U.S. market offering hemp-derived CBD products produced by Manitoba Harvest. Manitoba's CEO Bill Chiasson said the goal is to produce CBD tinctures, sprays and gel caps.

Manitoba and Tilray plan to satisfy all U.S. federal and state-level guidelines for CBD products. Right now, however, the FDA has yet to create rules for products containing CBD, even though hemp and its compounds were legalized under the 2018 farm bill.

Pre-approval by the FDA is required for any product at this time. A product shipped over national borders would certainly be subject to additional scrutiny, unlike many CBD products currently made and sold in the U.S.

Tilray has said it hopes to see CBD products from Manitoba Harvest on U.S. shelves as early as this summer.

https://www.prnewswire.com/news-releases/neptune-signs-definitive-agreement-to-acquire-the-assets-of-hemp-processor-sugarleaf-labs-300847208.html

 Neptune will acquire SugarLeaf on a debt-free basis for initial consideration at closing of US$18 million, paid as US$12 million in cash and US$6 million in common shares. By achieving certain annual adjusted EBITDA and other performance targets, additional consideration of up to US$132 million would be paid over each of the next three years as a combination of cash and shares for a maximum aggregate purchase price of up to US$150 million. The Transaction is expected to close on or before July 31st, 2019, upon completion of standard closing requirements, including regulatory and stock exchange (NASDAQ and TSX) approvals.

"With Neptune's Canada-based operations ramping up production and the cannabis industry growing exponentially around the world due to an evolving legal global framework, now is the time to establish a state-of-the-art supply chain in the U.S. marketplace," said Jim Hamilton, President and CEO of Neptune. "SugarLeaf's capacity, efficient production of high-quality extracts, and strong supplier relationships, combined with our existing competencies in customer relationships and science-based formulations, creates a strong value proposition to U.S. brands who want to offer differentiated products to consumers. Neptune's objective is to be a world's leader in extraction, purification and formulation of value-added cannabis and natural health products. We warmly welcome the SugarLeaf team to Neptune."

"We are thrilled to be joining forces with Neptune" said Peter Galloway, CEO of SugarLeaf. "The SugarLeaf team looks forward to combining our strengths with that of the Neptune team, thereby accelerating our combined growth and development."

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  50.0%
  We plan to increase our inventory as the demand continues to grow.

- *Working Capital*
  30.0%
  This money will be used for upgrades to the distribution center by way of technology and furniture.

- *Marketing*
  14.0%
  We've expanded Geotracking into a larger market area to include cities in our region. We are in the process of hiring a full-time Social Media Marketing person. We're getting ready to contract and hire a nation branding company that will help us grow our email and marketing lists. We recently contracted monthly with an SEO company to help with our website ranking on the search engines. We recently hired a Google Contractor to shoot 360 video of our locations and update our Google (maps, images, local, mobile, etc.) We recently completed and online wholesale ordering page on our website.

If we raise the over allotment amount of $428,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  50.0%
  We plan to increase our inventory as the demand continues to grow.

- *Working Capital*
  30.0%
  This money will be used for upgrades to the distribution center by way of technology and furniture.

- *Marketing*
  14.0%
  We've expanded Geotracking into a larger market area to include cities in our region. We are in the process of hiring a full-time Social Media Marketing person. We're getting ready to contract and hire a nation branding company that will help us grow our email and marketing lists. We recently contracted monthly with an SEO company to help with our website ranking on the search engines. We recently hired a Google Contractor to shoot 360 video of our locations and update our Google (maps, images, local, mobile, etc.) We recently completed and online wholesale ordering page on our website.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.frannysfarmacy.com (The company will make annual reports available at www.frannysfarmacy.com in the "About" section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.).

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/frannysfarm

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Franny's Distribution Incorporated

[See attached]

FRANNY'S DISTRIBUTION, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

Franny's Distribution Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2018	3
Statements of Operations for the Period ended December 31, 2018	4
Statements of Stockholders' Equity for the Period ended December 31, 2018	5
Statements of Cash Flows for the Period ended December 31, 2018	6
Notes to the Financial Statements	7-9

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Franny's Distribution Inc.
Asheville, North Carolina

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Franny's Distribution Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2018 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
6/3/19

Marko Glisic, CPA

FRANNY'S DISTRIBUTION INC.
BALANCE SHEET
AS OF DECEMBER 31, 2018
(unaudited)

December 31, 2018

ASSETS

Current Assets

Cash and Cash Equivalents	5,845
Inventory	780
Total Current Assets	6,625

TOTAL ASSETS	$	**6,625**

LIABILITIES & EQUITY

Equity

Common Stock, no par value 100 shares authorized, 100 issued and outstanding	-
Additional Paid In Capital	8,000
Retained Earnings	-
Net Income	(1,375)
Total Equity	6,625

TOTAL LIABILITIES & EQUITY	$	**6,625**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FRANNY'S DISTRIBUTION INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Revenue	$ -
Cost of Service	-
Gross Margin	-
Expenses	
General and Administrative Expenses	1,375
Total Expense	1,375
Operating Income	(1,375)
Other Income	-
Other Expense	-
Income Tax	-
Net income	$ (1,375)

FRANNY'S DISTRIBUTION INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2018
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
Inception (October 29, 2018)	-	$ -	$ -	$ -	$ -
Issuance of Shares	100	-	8,000	-	8,000
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(1,375)	(1,375)
Balance at December 31, 2018	100	-	8,000	(1,375)	6,625

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FRANNY'S DISTRIBUTION INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Cash flows from operating activities		
Net income	$	(1,375)
Total Adjustments to reconcile Net Cash Provided By Operations:		
Inventory		(780)
Net Cash Provided By Operating Activities:		**(2,155)**
Contribution		8,000
Net cash received from financing activities		**8,000**
Net (decrease) increase in cash and cash equivalents		5,845
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	**$**	**5,845**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Franny's Distribution Inc was formed on October 29,2018 ("Inception") in the State of NC. The financial statements of Franny's Distribution Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Asheville, NC.

Franny's Distribution Inc is a wholesale and distribution company. It also owns and operates the online sales through www.frannysfarmacy.com. Hemp used in Franny's Farmacy products is grown, sown, processed and packaged locally. We are dedicated to family, sustainability, ethical business and offering an organic farm for visitors to celebrate, learn, explore, relax and have a memorable time. We distribute to our 4 current dispensaries and 2 new dispensaries are under construction. We also sell wholesale to other retailers.

Going Concern and Management's Plans
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has a net loss of $1,375 as of December 31, 2018, $6,625 in assets and $0 liabilities as of December 31, 2018.

During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

These factors, among others, raised substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable

inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018, the Company has no account receivables.

Inventory
Inventories consist primarily of CBD and hemp products. Inventories are recorded at the lower of cost or market, using first-in, and first out method (FIFO). As of December 31, 2018, the company carries inventory in the amount of $780.

Revenue Recognition
The Company will recognize revenues from wholesale accounts to our dispensaries, other retailers and online sales at our website when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and North Carolina state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has not yet filed its 2018 tax return and currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has no debt as of December 31, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100 shares of our common stock with par value of $0. As of December 31, 2018, no shares have been issued an outstanding.

As of February 10, 2019, we amended our articles of incorporation to authorize 1,500,000 shares of common stock at no par value of which 1,000,000 shares of common stock are issued and outstanding to founders Jeff and France Tacy.

NOTE 7 – RELATED PARTY TRANSACTIONS

From periods January 3, 2019 through May 23, 2019, the company sold finished products at 100% markup to Franny's Investments, Inc in the amount of $93,020. Franny's Investments, Inc is a retail dispensary owned 80% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy.

From periods January 5, 2019 through May 23, 2019, the company sold finished products at 100% markup to Franny's Hendersonville Farmacy Inc, in the amount of $50,654.5. Hendersonville Farmacy, Inc is a retail dispensary owned 100% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy.

As of February 28, 2019, the company's founders loan the company $5,000. The loan bears no interest and no definite time has been set for repayment.

From periods March 25, 2019 through May 15, 2019, the company purchased finished products from Franny's Manufacturing at a 20% mark up cost from production cost in the amount of $16,120. Franny Manufacturing, Inc is owned 100% by Franny distribution, Inc founders Jeff Tacy and Franny Tacy.

From periods May 13, 2019 through May 23, 2019, the company purchased CBD flower from Franny's Farm in the amount of $2,054. Franny's Farm, Inc is owned by Franny distribution, Inc founders Jeff Tacy 49% and Franny Tacy 51%.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through June 3, 2019, the issuance date of these financial statements.

As of February 10, 2019, we amended our articles of incorporation to authorize 1,500,000 shares of common stock at no par value of which 1,000,000 shares of common stock are issued and outstanding to founders Jeff and France Tacy.

As of February 28, 2019, the company's founders loan the company $5,000. The loan bears no interest and no definite time has been set for repayment.

On March 5, 2019, the company signed a one year lease with Elk MTN. Business Associates, LLC. The lease started on March 11, 2019 and ends on March 10, 2020 with an option to renew. The first month rent was prorated at $880.65 and monthly rent is $1,300 thereafter.

As of April 25, 2019, until now, the company has issued an additional 53,480 shares to investors through its crowdfunding offering on StartEngine.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Franny's Distribution Incorporated

CBD wholesale and Ecommerce distribution



⊘ Website   📍 Leicester, NC

REG CF   AGRICULTURE

Franny's Distribution is a CBD Wholesaler and Distributor that leverages vertical integration to cut down costs and reliance on manufacturers. Using simple and pure ingredients, no fillers or unnecessary ingredients will ever go into our products. Focused on ethical work practices and responsible production, they are building a quality-first brand in the exploding CBD market.

$120,728 raised ⓘ

187	71
Investors	Days Left
$8.00	**$8.43м**
Price per Share	Valuation
Equity	**$296**
Offering Type	Min. Investment

INVEST NOW

Overview   Team   Terms   Updates⁹   Comments

♡ Follow

Reasons to Invest

- Achieved revenue of just under $385k in the first 5 months with a net profit of $33,848.

- Fast growing franchise and wholesale business already opening 4 stores and 15 wholesale products.

- Handles every step of the production line which allows for secure supply chain and market-best margins.

Bonus Rewards

Get rewarded for investing more into Franny's Distribution Incorporated

$300+
Investment

Welcome Tier

Invest $300+ and you will receive a Trucker Cap

Bringing quality hemp and CBD products-- from seed to sale

THE PROBLEM

The CBD "Wild West" leads **to unreliable and unsafe products**

CBD is an exciting product that is taking the nation by storm. Trending among everyone from celebrities to medical professionals, it's no surprise the buzz around the cannabis product has continued to explode. Based on our research, CBD's unique and holistic healing properties have been known to alleviate a wide range of symptoms such as chronic pain, anxiety, insomnia, ADHD, and epilepsy, which has **catapulted the product to the forefront of the available natural medicines.**

We believe the problem is how we define the word *'available.'* Is it truly available when many have no direct access to **safe CBD products** in their area? This leaves the consumer **vulnerable to products whose strengths and ingredients are misrepresented;** it also does not allow for **true exploration into products** that could provide serious relief for their circumstance. Many have a bad taste in their mouth, and the people who are unsatisfied with their experience write off CBD and either return to their own traditional methods of symptom relief or move on to trying other options.

If you are left scouring gas stations and smoke shops full of questionable products sold by unknowledgeable employees, that doesn't make CBD feel very "accessible".



$500+
Investment

Receive a Trucker Cap and T-Shirt

Invest $500+ and you will receive a Trucker Cap & T-Shirt

$1,000+
Investment

Receive All The Above + $250 Natural Tincture

Invest $1,000+ and you will receive the above + 250mg Natural Tinctu

$2,500+
Investment

Receive All The Above + 500mg Natural Tincture

Invest $2,500+ and you will receive the apparel + 500mg Natural Tinct

$5,000+
Investment

Receive All The Above + 1000mg Natural Tincture

Invest $5,000+ and you will receive the apparel + 1000mg Natural Tin

$20,000+
Investment

Receive All The Above + Fan Tour and Bonus Shares

Invest $20,000+ and you will receive Bonus Shares, all the above and a Franny's Farm Barnhouse and dinr with Franny & Jeff

And worse yet, establishing a consistent supply chain in the CBD industry is *almost impossible* in our opinion. In the retail CBD business, companies experience constant hang-ups with vendors, making it so they are unable to fulfill orders, in-turn making it hard to provide consistent high-quality products.

$40,000+

Investment

Super Fan Tier

Invest $40,000+ and you will receiv Superfan Tour! All the above + a cu tour of Dispensaries, Manufacturi Distribution and tour of hemp fiel

THE SOLUTION

A secure supply chain, that ensures quality at wholesale prices

Franny's Distribution **handles every step of the production line** which ensures high-quality products, spotless reputations and prevents us from the normal hiccups of the CBD and hemp industry.

With the understanding gained from growing hemp on Franny's Farm, the Distribution team is well equipped to find the highest quality hemp to create our CBD extracts. By only partnering with manufacturers and processors in our area, we are able to be fully involved in crafting our final product and reliable source material as experts in the national hemp scene.







Frannys Distribution is able to leverage a number of relationships that help them

minimize their risk and prevent product shortages and inconsistencies. "Franny's Farm" grows and sells directly to Frannys Distribution while "Franny's Manufacturing" produces the final products and sells it to Frannys Distribution to be the wholesale retailer at scale.

These separate companies, all with common ownership by Jeff and Franny Tacy, were built with the intention of **controlling the entire supply chain** and maintaining the quality of the Franny's Distribution brand. For additional information about the relationship of these entities please see the Company Overview section of the offering document.

We at Franny's Distribution, have begun rolling out a wholesale program which we believe will prevent us from a lot of the normal hangups related to the retail CBD supply chain. Because of our unique relationship with Franny's Farm grown hemp, **we have the capacity to produce as much inventory as needed**. To continue to build our inventory and distribution infrastructure, our team has decided to turn to crowdfunding and give you, the investor, an opportunity to get in on the ground floor of an emerging industry.



OUR TRACTION

Raising $100k in 7 days was just the start...

We are no strangers to running a successful campaign with StartEngine. During our last funding round, our **offering oversubscribed its $107,000 goal in just 7 days!** This was a remarkable milestone for us to hit. We now have another opportunity to start a new campaign and offer even more stock in our company.

And, we haven't just been raising funds. **Just in the last 5 months,** we have had some incredible growth:

- **$385k in revenue** for both wholesale and retail purchases
- **2 new dispensaries and 2 more leases signed** for large wholesale accounts
- **Launching a Franchise Offering,** with the goal of opening 15 new franchises next year
- **Added 292 investors** to our Franny's Family
- **Launched a whole new line** of pet, baby and personal care products

Our successful raise has allowed us to re-invest directly back into the business, creating additional marketing campaigns, opening 2 stores, and hiring team members to open wholesale accounts in new states.

 

The Green Rush

The cannabis market is exploding with no end in sight. Companies and individuals are scrambling to carve a niche in this industry because the profits have no ceiling. The global legal marijuana market size was an estimated USD 13.8 billion in 2018. It is expected to expand nearly 25% by 2025 and continues to grow every month. The popularity as a treatment for cancer, arthritis, and neurological orders, as well as recreational use, has helped sky-rocket our industry. Governments also love the cannabis industry as it provides tax revenue to help fund schools, roads, and other programs. In Chicago, medical marijuana

provided USD 52.7 million in taxes in 2018. Numbers like these encourage local and state governments to adopt medical marijuana.

Franny's Distribution is growing at the same pace as the industry, where, in under a year **we went from just local sales to a nationally recognized brand.** We already have a significant foothold in this market, and our strong product line coupled with our organizational strength puts us in an incredible position to continue to profit in the CBD space.


Franny's
FARMACY
HEMP OIL

WHAT WE DO

From Plant-to-Sale, all meeting our high standards

Since we are a farm and we grow our own hemp, we have the luxury of knowing the exact quality of what our customer is receiving. This gives us the distinct pleasure of selling our product with confidence because **we can guarantee we are producing the top product out there.** Each day, we receive an outpouring of testimonials and powerful feedback about how much we have helped our customers and how much people enjoy Franny's branded products.

Using the Purest Full-Spectrum Distillate to Deliver the Best

You'll see that many of the products on the market are made with CBD isolate

You'll see that many of the products on the market are made with CBD isolate. That used to be the norm. Now, we're raising the bar by using our full-spectrum distillate in all of our products. What does this mean? This means that instead of only getting the single CBD cannabinoid as you do with isolate, our products provide exposure to an array of cannabinoids.

Here are a few reasons why we believe our products are better than most products on the market.

- All products go from *plant to sale*.
- Full-Spectrum in all of our products.
- Locally grown, processed and packaged.
- Super high quality for a great price.
- Traceability and Accountability.
- Excellent customer service.
- We believe we have some of the best quality products on the market.

Our products are comprised of simple and pure ingredients. No fillers or unnecessary ingredients will ever go into our products. We work with reputable manufacturers that operate in certified and inspected facilities. We stand by the sanitation and quality of our products from the field to the consumer.



HOW WE ARE DIFFERENT

We own it all

It is rare that you find a business in any industry, let alone the cannabis industry,

that **owns or manages the entirety of their supply chain**. This is one of the reasons Franny's Distribution presents such a unique opportunity. We are family owned and everyone that comes to work with us becomes part of our family.

Because of our fast growth and the confidence in our high-quality product, we have the luxury of being able to spend more money marketing our company and products than most of our competitors. We pride ourselves in having no backorders or shortages. We are a brand that stands out, one that you can trust in an uncertain marketplace.



THE BUSINESS MODEL

Wholesale, retail and franchise model

We continue to find ways to expand our wholesale business through **opening new dispensaries and our soon to launch Franchise Offering.** We recently opened our own manufacturing facility which allows us to directly control the quality of both our branded products and our wholesale goods. This paired with our e-commerce site allows us to create a one-stop shop for customers, as well as our dispensaries looking to offering more of our premium products.




FARMACY
HEMP OIL

THE VISION

Expand our wholesale and add more franchises

We plan to sell **10-15 franchises in the next year** which will all become new wholesale accounts. We're using the money from the first campaign to expand our online marketing efforts which is already increasing our online retail sales as well as leading to almost **weekly new wholesale accounts.**

We are also **growing our professional team.** With three new employees, we are in the exciting growth phase where we need more help in order to keep up with the massive excitement around our products. With this interest, we are also hiring a brand development company to help us finalize the brand we are so proud of already. They will work with us to continue building out our messaging, graphic design, and more generally, help us become a **household name around the country.**



OUR TEAM

Decades of experience in the start-up world

We've built an amazing team of dedicated professionals who are super excited to be working for Franny's Distribution. Our team includes the Marketing Director, order assemblers, product handlers, and product developers. Our system of vertical integration secures our supply chain and almost guarantees the availability of our products. This eliminates companies dependence on other suppliers and manufacturers.

Our products are comprised of simple and pure ingredients. No fillers or unnecessary ingredients will ever go into our products. We work with reputable manufacturers that operate in certified and inspected facilities. We stand by the sanitation and quality of our products from the field to the consumer.


HARVEST
PLANT

WHY INVEST

A trusted brand, looking to expand

We chose equity crowdfunding because we want you to join our Franny's family. We hope you choose us because we have a fantastic brand, are in a gigantic industry, and have a strong company culture. Our success has come from the

hard work of our entire team, and we want to give everyone the opportunity to be a part of it.

This is just the beginning. Leveraging our vertical integration plan should allow us to lessen our dependence on suppliers and manufacturers, taking the CBD market by storm. With your support, trust in our team, belief in our mission, we are confident we can continue to build our green dream.

 

Planted Industrial Hemp for Fiber

Franny was the first female farmer to plant hemp in North Carolina.

Wholesale Business Launched

Franny's Distribution launched and we began selling wholesale and distributing products.

Launched 2nd Campaign on StartEngine

Now YOU can own a part of our company!

Launched E-Commerce Website

Share details about an important milestone in your company's history.

Launched 1st StartEngine Campaign

Oversubscribed within a week and met our goal of $107K

Opening 5th CBD Dispensary (Anticipated)

Adding Columbia, South Carolina to our list of locations for Franny's Farmacy.

May 2017   **August 2018**   **October 2018**   **April 2019**   **June 2019**   **July 2019**

May 2018   **September 2018**   **November 2018**   **May 2019**   **June 2019**   **August 2019**

Opened first CBD Dispensary

Franny's Farmacy opens in Asheville, North Carolina.

Opened 3rd CBD Dispensary

Opened our third Franny's Farmacy in Greenville, South Carolina.

Franchise Offering (Anticipated)

Launching our franchising offering and hope to open 15 new dispensaries.

Planted Hemp for CBD

Planted the first crop of hemp for CBD.

Open 2nd CBD Dispensary

Opened our second Franny's Farmacy in Hendersonville, North Carolina.

Opening 4th CBD Dispensary (Anticipated)

Adding Charleston, South Carolina to our list of locations for Franny's Farmacy.

In the Press



SHOW MORE

Meet Our Team





Frances "Franny" Tacy

CoFounder, VP and Director

Franny's Farm Inc (Agritourism Farm)– CoFounder, Director, COO since 2012 (Primary Position). Franny's Investments Inc (CBD & Hemp Dispensary) - CoFounder, Director, COO since 8/2018. Hendersonville Farmacy Inc (CBD & Hemp Dispensary)– CoFounder, Director, COO since 10/2018. Franny's Distribution Inc (CBD Wholesale & Ecommerce)- CoFounder, Director, COO.

Jeff Tacy

CoFounder, President and Director

Franny's Farm Inc (Agritourism Farm)– CoFounder, Director, CEO & CFO since 2012. Franny's Investments Inc (CBD & Hemp Dispensary) - CoFounder, Director, CEO & CFO since 8/2018. Hendersonville Farmacy Inc (CBD & Hemp Dispensary)- CoFounder, Director, CEO & CFO since 10/2018. Franny's Distribution Inc (CBD Wholesale & Ecommerce)- CoFounder, Director, CEO, CFO (Primary Position). Jeff is responsible for

Franny's time is spent overseeing the martketing, advertisement and product development for all 4 companies. She's also the ambassador for Franny's Brand and does a good deal of public speaking and education. Franny spends full-time plus performing her duties for the company. I was raised in Nashville, TN. My moma was a big-time corporate business woman and my daddy is a cattle farmer. They divorced when I was 4 so, I got to live in both of these amazing realities of business and farming. I spent most of my education in an all girls Catholic school because that's what they did back then when you were mischievous and a big talker. I had dreams of going out west so, I went to Forestry school in Flagstaff, AZ. I lived on a farm there for a few years. It was one of 3 Sustainable Agriculture programs in the country at that time. Funny, my husband was in a similar program at the same time in Syracuse NY. I spent many years learning by adventure. I have a graduate degree in Education and taught school for 6 years. I worked in Pharmaceuticals for over a decade. My nickname was the "hippie in high heels." My career path has been Pharm to Farm. Ever since I can remember, I always wanted to live on a farm. I've been gardening since I was 8 and my granny used to say I had 10 green thumbs. Our family was a grand example of city farmers with chickens, bees and a garden. I've attended, participated in and taught at Organic Growers School for years among many other farming conventions. We are living the dream! We lost all our investments and our construction business in the economic strife and started over on Franny's Farm! We bought land overgrown with brambles and have turned into a paradise that we now get to share with others. Come on out to "the bowl of heaven" where dreams come true! Favorite Quotes: "We must be the change we wish to see in the world." –Gandhi "Music is too loud for just one station, love is too large for just one nation life is too short to make just one decision and god is too big for just one religion." — Michael Franti "You may say I'm a dreamer. But I'm not the only one. I hope someday you'll join us, and the world will live as one." – John Lennon "In the end, only kindness matters." – Jewel Perspectives: We all inherently know what is right and good so, just do it. We all make a difference and doing good makes everything better. Random Info: It's family first for me and everyone that knows me will vouch for it. I'm a Leo and loyal to the end, unless I have to eat you for lunch. Favorite things to do are trail run, see live music, dance with my son & hang out with my hubby. I have a degree in Forestry from Northern Arizona University. It was so close to the Grand Canyon, I hiked it 9 times. Have a masters in Education from Tennessee State University &

executive manage for everything Franny. He keeps the books, manages cash flow, evaluates company and employee performance. He also works on planning the growth strategy while evaluating the industry as a whole. Jeff spends full-time plus performing his duties for the company. Farming's in my blood. At the age of 4, I lived on a homestead farm with a garden, pigs, chickens, geese and a family horse. A few years later we upgraded to a full scale dairy farm. We milked 150 head of cattle twice a day and put up thousands of hay bales per year. I loved the constant need to keep busy and the fresh unpasteurized milk was one of my favorites. Economic challenges in the 1980's lead to the sale of the farm. I went to college in Syracuse, NY and earned a BS Environmental Studies. The next 8 years of my life were spent trying to advance my career. I had a stint in the military and worked for state and local governments in land-use and zoning. I have my General Contractor's License and built, owned and operated a restaurant for several years. I'm huge into all things foodie but sold the restaurant and started my Contracting business. I completed my Master's in Engineering and work full time as a Project Manager while also facilitating the farm dream . Part of the Franny & Jeff commitment to live happily ever after is that we would live on a farm one day. And so the story goes and dreams do come true. Random Info: Frances and Zach are the best thing that happened in my life. I can build most anything faster and better than most people. Fixing equipment is not always my favorite task on the farm but someone has to do it. I prefer things that run on gasoline over riding 4-legged animals. I spent 4 months in Sri Lanka while doing a study abroad. I spent 3 months in Kuwait while in the military.



taught special education for 6 years. Was one of the first women fire-fighters for the US Forest Service in Idaho. That was the early 90's. It took 3 tries to get to the top of Mt Rainer. Due to severe storms, we got pulled off the first two attempts. Climbed Mt Shasta too. Oh! And I canoed the Rio Grande with a buddy and 2 dogs. That was before the internet and easy access to information that would have told me how dangerous and deadly it was.





Nikki Allen
Marketing Director

Originally from Portland, Maine then moved to Indianapolis, Indiana where I graduated with a bachelors degree in Marketing and a minor in Communications from the University of Indianapolis. Started my career in the promotions department of Emmis Communications where I interned in college and accepted a paid position after graduation. I moved to Asheville, North Carolina in 2013 where I met Tyler Garrison and started working for his start up companies, The Regeneration Station and Junk Recyclers. In the years I worked at The Regeneration Station and Junk Recyclers we grew the company from a start up to a staple in the Asheville community. In 2016 I joined the board of a local Non-Profit, Community Roots as the Treasure. I met Franny in 2018 after Tyler unexpectedly passed away from a motorcycle accident. Looking for a change, Franny insisted I come to the farm to check out the hemp grow she was about to start. I have always been a cannabis advocate and working at Franny's was the perfect fit. I started officially working with Franny and Jeff in July of 2018.





Ashley Hartso
Wholesale Account Manager

Wholesale Account Manager Ashley Hartso moved to the Asheville area in 2017. It wasn't long after living in downtown Asheville that she decided to make WNC her home. Her professional career began in her early 20's as she was hired for a local home security company after attending her local community college with a focus on a marketing degree. Her success came not long after getting hired when she reached a 100k commission based salary only 3 years into her career. She has a energetic personality and loves the thrill of the chase. Colleagues and Friends call her the "closer" cause she is persistent in following up on leads and keeping a great customer service relationship to all her clients. She began hearing all the "buzz" about industrial hemp and volunteered at Franny's Farm in Leicester NC to help plant and meet other "trail blazers" in and around the area. With enthusiasm and a desire to help promote a CBD product that is local, sustainable and provides customers with natural alternatives for health and wellness from the farm, she joined the Frannys Farmacy team as outside sales director



Mandy Overstreet
Manufacturing Director

I spent the first part of my life in Alpharetta, GA, and then moved to Athens, GA when I was in high school. I stayed there for college, and graduated from the University of Georgia with a degree in Financial Planning. My husband Walker and I decided to move to Asheville shortly after college as we loved everything this wonderful town has to offer. While working in the financial industry and then in marketing, I started my own business on the side. My business was called Mandelin Naturals, and I focused on making natural bath and body products. After my first two sons were born (I have three total), I decided to quit my normal 9-5 and focus on my business full time. It was through this business that I met Franny and Jeff Tacy, vending at an event on their farm called Barnaroo. As Franny's Farmacy took off, I began to do more and more business with them on their topical line. They asked me to join the team in April as the Manufacturing Director, and I was more than happy to accept! I am a huge believer in the healing benefits of hemp, and could not think of a company that better represents my values and beliefs than Franny's Farmacy.



Jessica Dodson
Distribution Center Director

Jessica was born into a long line of farmers, and has spent the last 14 years building a career out of supporting local farmers and the shop local movement. Her experience ranges from directly assisting consumers find the best product for their health, to running a local non-profit, and focusing her efforts on helping small businesses in the area grow and succeed. She finds great joy in structuring our distribution center and working with the rest of the executive team to bring the best quality items in the industry to our customers, dispensaries, and wholesale accounts. Her passion for health and wellness, previous cannabis industry experience, and her 10+ years of experience in purchasing and account management, has perfectly combined in this position. Jessica is incredibly proud of her team and the products offered, and looks forward to a bright future with Franny's Farmacy.

Farmacy.

to establish and develop a wholesale program for entrepreneurs to participate in. She has big goals that will indeed be accomplished in the near future.



Brandon Bobart

Operations Specialist

I have a Bachelors in English and a Masters in Organizational Leadership. I moved to the Asheville area in 2017 with my wife, Loring, and my dog, Normand. We live in West Asheville, and enjoy the many perks of the walkable, lifestyle. I was an assistant principal in the Asheville, until I found a way to marry my lifelong passion for cannabis into my professional career. I work on operations and logistics for Franny's Farmacy. My current projects include getting our Columbia, SC location staffed and trained and launching our franchise offering to the public.

Offering Summary

Company	Franny's Distribution Incorporated
Corporate Address	22 Frannys Farm Rd, Leicester, NC 28748
Offering Minimum	$10,000.00
Offering Maximum	$428,000.00
Minimum Investment Amount (per investor)	$296.00

Terms

Offering Type	Equity
Security Name	Non-Voting Shares

Security Name : Non-Voting Shares

Minimum Number of Shares Offered : 1,250

Maximum Number of Shares Offered : 53,500

Price per Share : $8.00

Pre-Money Valuation : $8,427,720.00

Early Bird

First 7 days - Early Bird Bonus 5% bonus shares

$300+ Trucker Cap

$500+ Trucker Cap & T-Shirt

$1,000+ - All the above + 250mg Natural Tincture

$2,500+ - All the aparrel + 500mg Natural Tincture

$5,000+ - All the aparrel + 1000mg Natural Tincture

$20,000+ Frannys Farm Invite + 5% Bonus Shares - investor gets all the above and a stay at Franny's Farm Barnhouse and dinner with Franny & Jeff

$40,000+ Superfan Tour - All the above plus a custom tour of Dispensaries, Manufacturing, Distribution and tour of hemp field. I want to meet these people in person! Who knows if they will follow though or not but it sure is a cool, intriguing concept.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Franny's Hits a New Milestone

6 days ago

It is a great day to be in the Hemp and CBD industry! We are excited to pass a huge milestone and hit 100k in investments. Our new campaign is gaining a lot of traction and we do not see it slowing down as we just sent out a press release nationally. We appreciate all your support and we need your help in spreading the word to your friends, family, co-workers or anyone who will listen for that matter! Thank you for investing in the Green Dream, we have a bright future ahead of us.

Early Bonus Shares about to Expire

15 days ago

The campaign is taking off like a rocket. There's less than 24 hours left in the Bonus Shares option to get in early. Get your shares now and make the most of your investment. Our Franchise Offering will launch within the next month so we should see some really nice increases between now and the end of the year. This is a unique offering with what we consider one of the strongest brands in the nation. Don't miss out this time...get your stock now.

Gaining Traction Fast

15 days ago

4-days into the new campaign and we're already passing some of our 1st milestones. So excited about this one because it will allow more investors to get involved. If you've viewed both of our campaigns you will see a difference in the per share cost and the company valuation. Believe it or not this is a good thing. The cost per share of the initial campaign would be out of alignment with the current valuation of the company. The value took a nice jump due to many factors including: numerous new wholesale accounts, opening a new dispensary, increased online retail sales, increased traffic in our existing dispensaries and new product roll-outs. Our campaign is offering an affordable opportunity to get into the fast growing CBD and Cannabis industry. The first campaign only lasted 7 days and this one is selling out fast don't delay in grabbing up your stock shares in Franny's Distribution.

END OF UPDATES

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Courtney Nagel `1 INVESTMENT` 13 days ago
Jeff, we were in the last round on the wait list and were able to submit to invest. Our those shares that we invested being cancelled?

> **Jeff Tacy** **- Franny's Distribution Incorporated** 12 days ago
> Courtney - If you were on the wait list basically nothing happened. The campaign did not draw your funds and has been closed. If you are interested in this campaign you need to

go through the process again. I hope this helps. Thank you.

Jennifer Henry `1 INVESTMENT` `INVESTED` 13 days ago
Sorry for the elementary question, I am new to crowdfunding. How/when will a return on investment be seen? Thank you!

Bryan McDaniel `SE OWNER` `2 INVESTMENTS` 15 days ago
Thanks Jeff, definitely makes sense. My last question is can you comment or provide any color on the margins of the Wholesale business? In the Reasons to Invest Section "Achieved revenue of just under $385k in the first 5 months with a net profit of $33,848." If I do some basic math that is about 9%. Do you expect that to be your estimate margins?

> **Jeff Tacy** - **Franny's Distribution Incorporated** 15 days ago
> Bryan - Your math is correct but you have to understand that as a startup business I'm making huge investments into infrastructure, advertising, inventory and staff. Inventory alone for a Distribution company is a huge capital investment. With the growth and the funds from the 1st campaign I'm averaging over 100k in liquidity in the company bank account. I'm the type of CEO, CFO and COO that will leave it all in company for the sake of growth. Pretty exciting. :)

Bryan McDaniel `SE OWNER` `2 INVESTMENTS` 15 days ago
Thanks for your response below Jeff. Can you discuss your Wholesale pricing strategy? My only concern with only owning a piece of Wholesale would be you could set prices at the manufacturing level or at franchise/retails so that they have higher/lower profits and vice versa for wholesale. Does that make sense?

> **Jeff Tacy** - **Franny's Distribution Incorporated** 15 days ago
> Bryan - good to hear form you again and your question is legitimate. It came up during the first campaign as well. Technically I could change pricing between the different entities but having put the Distribution Company out there publicly certainly adds risks to doing so. I've always said that the Distribution Company will be the biggest of them all which is why it's the one I picked for the campaigns. Simple audit would expose any shenanigans so I'm not interested in tarnishing our brand or reputation. I will always do my best to make sure the Dist. Business remains attractive. Interesting thing is that I'm about to launch a Franchise Offering and it has the potential to be even bigger than Distribution. However...all franchises will purchase 100% of their products from Distribution so it will be interesting to see which one grows faster. Great "problems" to have. I hope that helps. Best wishes.

Kevin Andres `1 INVESTMENT` `INVESTED` 16 days ago
if I am already on the waiting list do I reapply or are you going to take the money from the list ?

> **Jeff Tacy** - **Franny's Distribution Incorporated** 15 days ago
> Kevin - For anyone on the wait list from the 1st campaign you will need to reapply for this campaign if you wish to buy in. No funds were withdrawn from your funding source if you were on the wait list. Thank you.

Bryan McDaniel `SE OWNER` `2 INVESTMENTS` 17 days ago
Just to confirm this offering only includes the wholesale business? And not retail/franchise or manufacturing?

> **Jeff Tacy** - **Franny's Distribution Incorporated** 17 days ago
> Bryan - Thanks for the question. The distribution business which is what this campaign is raising funds for owns all of our wholesale accounts, including those supplying our Dispensaries and future Franchises. It also owns our online retail business which is doing quite well. I put the Distribution business in the campaign because it is currently doing the most business and has the most growth potential. If you look all over the country and see all of the CBD retail shops and other retail and specialty shops adding CBD to their lineup of products you can easily see that they're all buying wholesale from other distributors. We have one of the best brands and our wholesale business is already regional and we're

have one of the best brands and our wholesale business is already regional and we're partnering with some national companies right now to take our brand national and international. Pretty excited about this...I hope you are well. Thank you.

Girish Amin `SE OWNER` 17 days ago

The valuation from $2 to $8 (i.e. 4x) in less than two months tells me you would have to be on a super hyper growth trajectory. The financial doesn't quite support that. Yes, this industry is growing rapidly and like any new industry, the growth at infancy is going to be high but there are many newcomers entering in this lucrative industry as well. How are you differentiating yourself and building a sustainable company that will not fade away in few years but last for decades? I am a North Carolinian and would like your company to set the standards and lead this industry. I was on a waiting list in the 1st round and not sure I am bought into the 4x higher valuation for this 2nd offering in less than two months as I feel you may be ahead of the curve and too optimistic and ambitious in your projections and scaling of your operations.

> **Jeff Tacy** - **Franny's Distribution Incorporated** 17 days ago
>
> Girish - I love your questions and your observations. This is industry is very divided. There are the capitalists out here trying to make a quick buck peddling questionable products without any accountability or trace-ability. They will do exactly that...make a quick buck and then fade away because there are much better products available. The other side of the industry is us professionals that pioneered our way through the regulations, banks and CC processors who actually care about the quality of our products and what our customers are spending they're hard earned money on. None of those capitalist can create the 7-year history or story that my wife and have built. I have customers every day coming to the dispensaries that are willing to pay more than the $20 online tincture because of who we are as trusted members of the community and a trusted brand. Consumers know the difference when it comes to quality and we're all about quality. Please see my other responses about the valuation. The 2-month comment is simply inaccurate and does not represent the reality of our companies history. In short the first campaign was a once in a lifetime opportunity. The second campaign is still a once in a lifetime and the change in valuation is completely justified if you take the time to read the offering details of both campaigns. 1st campaign was based on 2018 financials. The second is based on the growth we've had in 2019. The growth has been staggering and our brand is going national as we speak. I hope you find my response to be helpful. Thank you for the interest in our campaign.

Sagar Patel `39 INVESTMENTS` 18 days ago

If you guys wanted to help investors, you could have increased the limit of first round to collect full $1.07 Million from $107,000 like as other companies do which But you want to make investors fool by making them invest at crazy valuation which doesn't make sense at all. Glad I was in the waitlist and didn't invest in the first round. Anyways, good luck to you guys for making investors fool!!!!

> **Jeff Tacy** - **Franny's Distribution Incorporated** 17 days ago
>
> Sagar - I'm sorry that you feel that way. I believe we are offering the public an affordable opportunity to get in on one of the fastest growing industries in the history of this nation. If the value of our companies are not increasing every day then it would lead me to think we're doing things wrong. I do appreciate your interest and wish you all the best as well. Thank you.

(SHOW MORE COMMENTS)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Franny:

Hello again, from Franny and Jeff from Franny's Distribution Inc. We are excited to announce our second online public offering and you're going to see a lot of new information, videos and announcements in this one.

Jeff:

Franny's Distribution Inc. sells CBD and hemp products throughout our wholesale accounts and online, nationwide. So, the funds we raised in the first campaign has catapulted us from a regional market onto a national market. And the second campaign is going to do exactly that and help us reach way more markets, more customers, and help more people.

Franny:

At Franny's Distribution, we are a family, made up of farmers and friends, movers and shakers. And we're dedicated to bringing you, our customers, quality products from seed to sale and that's exactly why we are doing this public offering. We want to be that company that is supported and built by our friends, our family and the fans of our products and story.

Jeff:

Some of the biggest accounts that Franny's Distribution Inc. has is through our dispensaries and I'm happy to announce that we're currently developing a franchise offering, which will lead to a lot more stores opening up and therefore, a lot more wholesale accounts for the distribution business.

Jeff:

So based on the excitement around the first campaign, we know that there's a whole bunch of people sitting out there that missed out on that round. So don't sit on the sidelines this time, because this is a bigger campaign. There's more opportunity and we want you to have the chance to get in on the growth that we're experiencing.

Franny:

Yeah.

Jeff:

So go ahead and get involved in this campaign, because I don't know if there's another one coming or not, but here it is.

Franny:

So here we go again. It's our second campaign. Invest now. Don't miss out.

Speaker 1:
I always dreamed of having a farm. It took a long time, but in 2012 we bought this land, and we made this dream come true. We started with nothing, overgrown brush and brambles, and together with my husband and son, we built this farm, and we built this dream. We had no idea what was in store, but we knew we were living a passion.

Speaker 1:
In, 2017 we took a huge leap of faith and decided to grow hemp. That was the beginning of the next chapter of our lives. Without realizing it, I became the first female farmer in North Carolina to grow hemp. Being a steward of this land and having the opportunity to grow this goddess hemp plant has completely transformed our lives as well as the lives of so many this plant has touched through our products. We've embedded love, compassion, and consciousness into our field and each plant all the way through growing, processing, manufacturing, and product development. Our goal with our farm and Franny's Farmacy Hemp Products is to bring you, the consumer, the mother, the father, the child, the person, health and joy for you and your family. All that you deserve. Just as this powerful sacred plant has done for us, we want to share that with you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, Elaine F. Marshall, Secretary of State of the State of North Carolina, do hereby certify
the following and hereto attached to be a true copy of

ARTICLES OF INCORPORATION

OF

FRANNY'S DISTRIBUTION INC.

the original of which was filed in this office on the 29th day of October, 2018.





Scan to verify online.

IN WITNESS WHEREOF, I have hereunto set my
hand and affixed my official seal at the City of
Raleigh, this 29th day of October, 2018.

Elaine F. Marshall

Secretary of State

SOSID: 1765808
Date Filed: 10/29/2018 10:05:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2018 296 01143

State of North Carolina
Department of the Secretary of State

ARTICLES OF INCORPORATION

Pursuant to §55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

1. The name of the corporation is: Franny's Distribution Inc.

2. The number of shares the corporation is authorized to issue is: 100

3. These shares shall be: ***(check either a or b)***

   a. [X] All of one class, designated as common stock; or

   b. [ ] Divided into classes or series within a class as provided in the attached schedule, with the information required by N.C.G.S. Section 55-6-01.

4. The name of the initial registered agent is: Jeff Tacy

5. The North Carolina street address and county of the initial registered office of the corporation is:

   Number and Street 22 Franny's Farm Rd

   City Leicester State NC Zip Code 28748 County Buncombe

6. The mailing address, ***if different from the street address,*** of the initial registered office is:

   Number and Street Same

   City ______ State NC Zip Code ______ County ______

7. Principal office information: (***must select either a or b.***)

   a. [X] The corporation has a principal office.

   The principal office telephone number: 828.337.1025

   The street address and county of the principal office of the corporation is:

   Number and Street 22 Franny's Farm Rd

   City Leicester State NC Zip Code 28748 County Buncombe

   The mailing address, ***if different from the street address***, of the principal office of the corporation is:

   Number and Street Same

   City ______ State ______ Zip Code ______ County ______

   b. [ ] The corporation does not have a principal office.

8. Any other provisions, which the corporation elects to include, i.e., the purpose of the corporation, are attached.

9. The name and address of each incorporator is as follows:

Name _Jeff Tacy_   Address _22 Franny's Farm Rd, Leicester NC 28748_

Frances Harris Tacy   22 Franny's farm Rd, Leicester NC 28748

10. **(Optional):** Listing of Company Officers (See instructions on why this is important)

Name	Address	Title
Jeff Tacy	22 Franny's Farm Rd Leicester, NC 28748	President
Frances Tacy	22 Franny's Farm Rd Leicester, NC 28748	Vice President

11. **(Optional):** Please provide a business e-mail address: **Privacy Redaction**
    The Secretary of State's Office will e-mail the busine~~ss~~ document is filed. The e-mail provided will not be viewable on the website. For more information on why this service is being offered, please see the instructions for this document.

12. These articles will be effective upon filing, unless a future date is specified:

This the _18_ day of _October_ 20 _18_



Incorporator   _____
                                                        Signature

                                               Jeff Tacy - President
                                               Type or Print Name and Title

NOTES:
1. **Filing fee is $125. This document must be filed with the Secretary of State.**



NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, Elaine F. Marshall, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF CORRECTION

OF

FRANNY'S DISTRIBUTION INC.

the original of which was filed in this office on the 28th day of February, 2019.





Scan to verify online.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 28th day of February, 2019.

Elaine F. Marshall

Secretary of State

SOSID: 1765808
Date Filed: 2/28/2019 8:51:00 AM
Effective: 2/1/2019
Elaine F. Marshall
North Carolina Secretary of State
C2019 052 02978

State of North Carolina
Department of the Secretary of State

ARTICLES OF CORRECTION

Pursuant to §55D-14 of the General Statutes of North Carolina, the undersigned entity hereby submits these Articles of Correction for the purpose of correcting a document filed by the Secretary of State.

1. The name of the entity is: **Franny's Distribution Inc**

2. On the **1** day of **February**, 20**19**, the business entity filed:

   a. The following described document: **Articles of Correction**

   -OR-

   b. The attached document (*Check here* ☐ *if applicable*).

3. This document was incorrect in the following manner (*specify the incorrect statement and the reason it is incorrect or the manner in which the execution was defective*):

   2. The number of shares the corporation is authorized to issue is: 100

   The reason for the correction is that I'm getting ready to launch a crowd funding campaign where i will

   sell non-voting stock. The platform complaince folks told me I had to change the stock structure.

4. The incorrect matters stated in Item 4 above should be revised as follows or the corrected document may be attached:

   The number of shares the corporation is authorized to issue is: 500,000 non-voting shares

   and 1,000,000 voting shares.

This the **26** day of **February**, 20**19**.

Franny's Distribution Inc.
Name of Entity

Signature

Jeff Tacy – President
Type or Print Name and Title

NOTES:
1. Filing fee is $10. This document must be filed with the Secretary of State.
2. For effective date of these Articles of Correction, see N.C.G.S. §55D-14.

BUSINESS REGISTRATION DIVISION
(Revised July, 2017)

P.O. BOX 29622

RALEIGH, NC 27626-0622
(Form BE-02)